Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Jabil Inc. and subsidiaries for the registration of debt securities, preferred stock, common stock, warrants, depositary shares and units and to the incorporation by reference therein of our reports dated October 17, 2025, with respect to the consolidated financial statements of Jabil Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Jabil Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended August 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tampa, Florida
July 2, 2026